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Internal Revenue Service                           Department of the Treasury

                                                   Washington, DC 20224
Index No:  856.07-00
                                                   Person to Contact:
Alan P. Parnes, Esq.                                        Dianne O. Umberger
Proskauer Rose Goetz & Mendelsohn LLP              Telephone Number:
1585 Broadway                                               (202) 622-3960
New York, NY 10036                                 Refer Reply to:
                                                            CC: DOM: FI&P: 3/PLR-51943-96
                                                   Date:
                                                            Jan. 17, 1997

LEGEND:

Taxpayer                                    =      Insignia Properties Trust
                                                   EIN:  57-1045190

Corporation A                               =      Insignia Properties Corporation

Corporation B                               =      Fox Capital Management Corporation

Parent                                      =      Insignia Financial Group, Inc.

Property Partnership                        =      Insignia Properties, L.P.

Indirect Subsidiaries                       =      Metropolitan Asset Enhancement, L.P. and MAE GP
                                                   Corporation

Subsidiaries                                =      NPI Equity Investments, Inc.
                                                   NPI Equity II Investments, Inc.
                                                   ConCap Equities, Inc.
                                                   ConCap Holdings, Inc.
                                                   Shelter Realty Corporation
                                                   Shelter Realty II Corporation
                                                   Shelter Realty III Corporation
                                                   Shelter Realty IV Corporation
                                                   Shelter Realty V Corporation
                                                   Shelter Realty VI Corporation
                                                   Shelter Realty VII Corporation
                                                   Davidson Growth Plus GP Corporation
                                                   U.S. Realty I GP Corporation

State A                                     =      Maryland

State B                                     =      Delaware

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Date A                                      =      May 15, 1996

Date B                                      =      December 31, 1996

Date C                                      =      December 19, 1996

Date D                                      =      January 19, 1996

Date E                                      =      January 1, 1997

Date F                                      =      December 30, 1996

A                                           =      2,400

B                                           =      99 percent

C                                           =      14

D                                           =      60 percent

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Dear Mr. Parnes:

         This is in response to your letter dated May 16, 1996, submitted on behalf of Taxpayer seeking a ruling regarding the qualification of Corporation B and Subsidiaries as "qualified REIT subsidiaries" within the meaning of section 856(i) of the Code.

FACTS

         Taxpayer is a State A trust formed on Date A and is intended to qualify as a real estate investment trust (REIT) under section 856 of the Code for the taxable year ending on Date B. Taxpayer is and Corporation A was a wholly-owned subsidiary of Parent. Parent, directly and indirectly through its subsidiaries, owns limited partnership interests in limited partnerships that own residential and commercial properties and provides property management services to over A properties.

         Taxpayer became the successor to Corporation A through the merger of Corporation A into Taxpayer on Date C in a transaction that is intended to qualify as a reorganization within the meaning of section 368(a)(1)(F). Though the merger with Corporation A, Taxpayer owned a B general partnership interest in Property Partnership, which was the successor to a limited liability company in which Corporation A had a B interest. On Date D, Property Partnership purchased interests in C limited partnerships that own multi-family residential housing.

         Taxpayer and Property Partnership have acquired additional real estate assets through two transactions. First, parent (including its subsidiaries) transferred on Date E limited partnerships and a D interest in two limited liability companies to Property Partnership in exchange for


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limited partner interests in Property Partnership. Taxpayer also acquired on
Date F from Parent (including its subsidiaries and Indirect Subsidiaries) all of the stock of Subsidiaries, unrelated C corporations, in exchange for voting beneficial interests in Taxpayer. Finally, Taxpayer purchased all of the stock of Corporation B, a corporation intended to qualify under subchapter S of the Code. Taxpayer and the shareholders of Corporation B made an election pursuant to section 338(h)(10). Taxpayer plans to raise additional capital by selling shares through a private placement and, at a later time, through a sale of shares to the public.

         Taxpayer has made the following representations pursuant to Rev. Proc. 86-42, 1986-2, C.B. 722:

         1. The fair market value of Taxpayer's shares received by each of Parent, Property Partnership, and Indirect Subsidiaries will be approximately equal to the fair market value of the stock of the Subsidiaries surrendered by Parent, Property Partnership, and Indirect Subsidiaries, respectively.

         2. There is no plan or intention by the shareholders of any of the Subsidiaries who own one percent or more of the stock of any of the Subsidiaries, and to the best of the knowledge of the management of each of the Subsidiaries, there is no plan or intention on the part of the remaining shareholders of any of the Subsidiaries, to sell, exchange, or otherwise dispose of a number of Taxpayer's shares received in the transaction that would reduce any of the Subsidiaries' shareholders' ownership of acquired shares to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding stock of the relevant subsidiary as of the same date. For purposes of this representation, shares of each of the Subsidiaries' stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of Taxpayer's fractional shares will be treated as outstanding stock of the relevant Subsidiary on the date of the transaction. Moreover, shares of each of the Subsidiaries' stock and Taxpayer's shares held by the Subsidiaries' shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation.

         3. Taxpayer will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the gross assets held by each of the Subsidiaries immediately prior to the transaction. For purposes of this representation, amounts paid by each of the Subsidiaries to dissenters, amounts used by each of the Subsidiaries to pay for its respective reorganization expenses, amounts paid by each of the Subsidiaries to its respective shareholders who receive cash or other property, and all redemmptions and distributions (except for regular, normal dividends) made by each of the Subsidiaries immediately preceding the transfer will be included as assets of each such Subsidiary held immediately prior to the transaction.

         4. Taxpayer has no plans or intention to reacquire any of its shares issued in he transaction.

         5. Taxpayer has no plan or intention to sell or otherwise dispose of any of the assets of the Subsidiaries acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C).


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         6. The liabilities of each of the Subsidiaries assumed by Taxpayer and the liabilities to which the transferred assets of each of the Subsidiaries are subject were incurred by each of the Subsidiaries in the ordinary course of its business.

         7. Following the transaction, Taxpayer will continue the historic business of each of the Subsidiaries or use a significant portion of each of the Subsidiaries' assets in a business.

         8. Taxpayer, the Subsidiaries, and the shareholders of the Subsidiaries will pay their respective expenses, if any, incurred in connection with the transaction.

         9. There is no intercorporate indebtedness existing between Taxpayer and any of the Subsidiaries that was issued or acquired, or will be settled, at a discount.

         10. No two parties to the transaction are investment companies as defined in section 368 (a)(2)(F)(iii) and (iv).

         11. Prior to the acquisition of the Subsidiaries, Taxpayer will not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any of the stock of the Subsidiaries.

         12. The fair market value of the assets of each of the Subsidiaries transferred to Taxpayer will equal or exceed the sum of the liabilities assumed by Taxpayer, plus the amount of liabilities, if any, to which the transferred assets are subject.

         13. None of the Subsidiaries are under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A).

         In making the representations, Taxpayer assumes that Subsidiaries will be treated as having transferred their assets to Taxpayer in exchange for Taxpayer's shares and the assumption by Taxpayer of their liabilities.

LAW
---
         Section 856(i)(1) of the Code requires that, for all purposes of the Code, a corporation that is a "qualified REIT subsidiary" is not treated as a separate corporation, and all assets, liabilities and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as being of the REIT.

         Section 856(i)(2) of the Code defines the term "qualified REIT subsidiary" as any corporation if 100 percent of the stock of such corporation is held by the REIT at all times during the period such corporation was in existence.

         Prior to the enactment by Congress of the qualified REIT subsidiary rules under section 856(i) of the Code, the REIT asset tests set out in section 856(c)(5) effectively precluded a REIT from holding assets in a subsidiary corporation. Congress recognized that corporations often conduct their activities through wholly-owned subsidiaries to insulate certain assets or activities from liabilities associated with other assets or activities. Congress enacted section 856(i) so that REITS could avail themselves of the business advantages associated with the ownership of assets

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through wholly-owned subsidiaries. S. Rep. No. 313, 99th Cong., 2d Sess. 775
(1986), 1986-3 C.B. 775.

         Ordinarily, a REIT's acquisition of an existing corporation would cause the REIT to fail to satisfy the limitations of section 856(c)(5). Furthermore, the acquired corporation would not have been held by the REIT at all times during its existence, so that it could not qualify as a "qualified REIT subsidiary" under section 856(i)(2). The REIT would be required to liquidate the acquired corporation shortly after the acquisition to maintain its REIT status. Such a result would put the REIT at a competitive disadvantage to subchapter C corporations and would frustrate Congressional intent behind section 856(i). For this reason, under proper circumstances, the Service will deem a liquidation of an acquired corporation so the REIT can be treated for federal income tax purposes as having owned the corporation at all times during the period the corporation was in existence. This will permit the corporation to qualify as a "qualified REIT subsidiary" under section 856(i)(2) and the REIT to satisfy the limitations of section 856(c)(5).

         Taxpayer's acquisition of Subsidiaries presents proper circumstances for a deemed liquidation. In order to be consistent with the purposes underlying section 856(i) of the Code while satisfying section 856(c)(5), Subsidiaries will be deemed to have been liquidated as part of Taxpayer's integrated acquisition plan. For this reason, Taxpayer's acquisition of the stock of Subsidiaries solely in exchange for its voting beneficial interests will be treated as Taxpayer's acquisition of substantially all of the assets of Subsidiaries solely in exchange for the voting interests of Taxpayer. See Rev. Rul. 67 - 274, 1967-2 C.B. 141. Immediately following the asset acquisitions, the assets of Subsidiaries will be deemed contributed by Taxpayer to new, wholly-owned subsidiaries which were held by Taxpayer at all times during their existence. A deemed contribution under these circumstances will not violate section 368(a)(2)(G) because the new subsidiaries are not treated as separate corporations for purposes of Subtitle A. Section 856(i)(1)(A).

         Taxpayer's acquisition of Corporation B involves a different manner of acquisition. As a consequence of the election under section 338(h)(10), Corporation B will be treated as having liquidated as of the close of the acquisition date (as that term is defined in section 338(h)(2)). Section 1.338(h)(10)-1(e). It is not treated as continuing in existence thereafter for purposes of Subtitle A. Section 338(a). Thus, for purposes of section 856(i)(2), Taxpayer will be treated as if it held Corporation B at all times during its new existence beginning immediately after the date on which it was acquired by Taxpayer.

CONCLUSIONS
-----------

         Based on the facts as represented, provided Taxpayer makes a valid REIT election under section 856 for the taxable year that includes Taxpayer's acquisition of Subsidiaries and Corporation B:

         1) each of the Subsidiaries will be treated as a "qualified REIT subsidiary" under section 856(i)(2) for all purposes of the Code from the date each of the Subsidiaries was acquired by Taxpayer. Each of the Subsidiaries will be treated as having transferred substantially all of its assets to Taxpayer solely in exchange for shares of Taxpayer and the assumption of the liabilities

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of each of the Subsidiaries, and each acquisition will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Code;

         2) provided that an election described in Notice 88-19, 1988-1 C.B. 486, is made with respect to a Subsidiary and its assets to make them subject to rules similar to section 1374 with regard to any built-in gain liability attributable to the assets at the time it qualifies as a "qualified REIT subsidiary," such Subsidiary will not recognize the net built-in gain on its assets as would be required absent such an election; and

         3) Corporation B will be treated as a "qualified REIT subsidiary" under section 856 (i)(2) immediately following the date on which it was acquired by Taxpayer.

         This ruling is directed only to the taxpayer who requested it. No opinion is expressed as to the tax consequences of this transaction under any other provision of the Code.

         In particular, no opinion is expressed on the tax treatment of the proposed transaction or of the effects resulting from the proposed transaction under the regulations to be promulgated pursuant to Notice 88-19, 1988-1 C.B.
486. Temporary or final regulations pertaining to one or more of the issues addressed in this ruling have not been adopted. Therefore, this ruling will be modified or revoked by the adoption of temporary of final regulations, to the extent the regulations are inconsistent with any conclusions of this ruling. See 11.04 of Rev. Proc. 96-1, 1996-1 I.R.B. 39.

         Further, no opinion is expressed as to whether Taxpayer's merger with Corporation A constitutes a reorganization within the meaning of section 368(a)(1)(F). See 3.01(28) of Rev. Proc. 96-3, 1996-1 I.R.B. 86.

         Section 6110(j)(3) of the Code provides that this ruling may not be used or cited as precedent.

                                    Sincerely yours,
                                    Acting Assistant Chief Counsel
                                    (Financial Institutions and Products)

                                By: /s/ Alice M. Bennett
                                    -------------------------------------
                                    Alice M. Bennett
                                    Chief, Branch 3

Enclosures:
         Copy of this letter
         Copy for 6110 purposes